Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,

	2011		2010		2009	2008		2007
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), excluding income from equity investee	$3,322		$1,481		$(334)	$268		$6,202
Add:
Fixed charges	735		743		701	626		631
Amortization of capitalized interest	23		20		18	17		13
Distributions from equity investee	—		10		—	—		—
Less:
Interest capitalized	(152)		(90)		(105)	(92)		(101)
Total earnings	$3,928		$2,164		$280	$819		$6,745

Fixed charges:
Interest expense, net	$401		$484		$416	$360		$357
Interest capitalized	152		90		105	92		101
Rental expense interest factor (a)	182		169		180	174		173
Total fixed charges	$735		$743		$701	$626		$631

Ratio of earnings to fixed charges	5.3	x	2.9	x	(b)	1.3	x	10.7	x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $421 million. The deficiency included the effect of a $222 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.